Helius Medical Technologies, Inc.
Suite 400, 41 University Drive
Newtown, PA 18940

July 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-211129)

Acceleration Request
Requested Date: July 12, 2016
Requested Time: 4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Helius Medical Technologies, Inc. (the “Company”) hereby requests that the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”) be accelerated so that the same may be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

     In connection with this acceleration request, the Company hereby acknowledges that:

  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

     The Company requests that the staff notify us of the effectiveness of the Registration Statement by telephone call to Ori Solomon of Proskauer Rose LLP at (617) 526-9889. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Solomon via e-mail at osolomon@proskauer.com and via mail at Proskauer Rose LLP, One International Place, Boston, Massachusetts, 02110.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,
HELIUS MEDICAL TECHNOLOGIES, INC.

By: /s/ Joyce LaViscount
Joyce LaViscount
Chief Financial Officer and Chief Operating
Officer

cc:	Ori Solomon, Esq. (Proskauer Rose LLP)

[Signature Page to Acceleration Request]